Filed Pursuant to Rule 433 Under the Securities Act of 1933, as amended

Issuer Free Writing Prospectus dated December 8, 2025

Relating to Prospectus Supplement dated December 8, 2025

to Prospectus dated August 2, 2024

Registration Statement No. 333-280817

Gold Royalty Corp.

$90.0 Million Public Offering of Common Shares

December 8, 2025

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. The final base shelf prospectus, any applicable shelf prospectus supplement and any amendment to the documents are accessible through SEDAR+.

The issuer has filed a registration statement on Form F-3 (File No. 333-280817), as amended (including a prospectus), and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this document relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and the other documents that the Company has filed with the SEC for more complete information about the Company and this offering.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any applicable shelf prospectus supplement and any amendment to the documents for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision. Copies of the applicable offering documents, when available, can be obtained free of charge under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Copies of such documents may be obtained in Canada from National Bank Financial Inc., 130 King Street West, 4th Floor Podium, Toronto, Ontario, M5X 1J9, by phone at (416)-869-8414, or email at NBF-Syndication@bnc.ca, from BMO Nesbitt Burns Inc., Attn: Brampton Distribution Centre c/o The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2, by phone at (905)-791-3151, or by email at torbramwarehouse@datagroup.ca, or from RBC Dominion Securities Inc., Attn: Distribution Centre, RBC Wellington Square, 8th Floor, 180 Wellington St. W., Toronto, Ontario, M5J 0C2, by phone at (416)-842-5349, or by e-mail at Distribution.RBCDS@rbccm.com, and in the United States by contacting National Bank of Canada Financial Inc., Attn: Equity Capital Markets, 65 E. 55th St., 8th Floor, New York, New York, 10022, by phone at (416)-869-8414, or email at NBF-Syndication@bnc.ca, from BMO Capital Markets Corp., Attn: Equity Syndicate Department, 151 West 42nd Street, 32nd Floor, New York, New York, 10036, or by email at bmoprospectus@bmo.com, or from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, New York, 10281-8098; Attn: Equity Syndicate, by phone at (877)-822-4089, or by e-mail at equityprospectus@rbccm.com by providing the contact with an email address or address, as applicable.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Issuer:	Gold Royalty Corp. (“Gold Royalty” or the “Company”).

Offering:	Treasury offering of 22,500,000 common shares (the “Initial Offering” and together with the Over-Allotment Option if exercised, the “Offering”) (the “Common Shares”).

Gross Proceeds:	US$90,000,000 before giving effect to any exercise of the Over-Allotment Option (as defined below).

Offering Price:	US$4.00 per Common Share (the “Offering Price”).

Over-Allotment Option:	The underwriters have been granted by the Company an over-allotment option (the “Over-Allotment Option”) to purchase from treasury additional Common Shares equal to 15% of the Initial Offering (the “Over-Allotment Option Shares”), exercisable by the Underwriters, in whole or in part, until 30 days after the Closing Date (as defined below).

Use of Proceeds:	The Company intends to use the net proceeds of the Offering to fund all or a portion of the consideration for its acquisition of an existing royalty on the Pedra Branca mine from BlackRock World Mining Trust plc, and for general corporate purposes.

Form of Offering:	The Common Shares will be offered publicly in a) all provinces and territories of Canada, except Québec and Nunavut, by way of a prospectus supplement to the Company’s Canadian short form base shelf prospectus dated August 2, 2024, and b) the United States pursuant to a prospectus supplement to the Company’s U.S. prospectus included in its registration statement on Form F-3 (File No. 333-280817) as amended and declared effective on August 2, 2024. The offering will also be made available in certain jurisdictions outside of Canada and the United States on a private placement basis as permitted by the Company.

Form of Underwriting:	Bought deal, subject to a mutually acceptable underwriting agreement containing “Disaster Out”, “Regulatory Out” and “Material Adverse Change Out” clauses running until the Closing Date.

Listing:	Application will be made to list the Common Shares on the NYSE American LLC (“NYSE American”). The Company’s common shares are currently listed on the NYSE American under the symbol “GROY”.

Eligibility:	Eligible under the usual statutes and for RRSPs, RRIFs, RESPs, RDSPs, DPSPs, TFSAs, and FHSAs.

Co-Bookrunners:	National Bank Financial Inc., BMO Capital Markets Corp., and RBC Capital Markets

Commission:	4.50%.

Closing Date(1):	On or about December 11, 2025.

(1) It is expected that delivery of the Common Shares will be made available against payment therefor on or about the Closing Date, which will be three business days following the date of the Underwriting Agreement (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market are generally required to settle in one business day (this settlement cycle being referred to as “T+1”), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Common Shares prior to the Closing Date will be required, by virtue of the fact that the Common Shares will not settle in T+1, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Common Shares who wish to trade their Common Shares prior to the Closing Date should be aware of the proposed settlement cycle and should consult their own advisors.